UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                            Alpha 1 Biomedicals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   020 910 105
                        --------------------------------
                                 (CUSIP Number)

                               Allan L. Goldstein
                          c/o Alpha 1 Biomedicals, Inc.
          3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814
                                 (301) 961-1992
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 020 910 105       13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      (ENTITIES ONLY)

      Allan L. Goldstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) ___     (b) X
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
NUMBER OF          2,249,285
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           93,206
EACH           -----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        2,249,285
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   93,206
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     2,342,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------



                                     2 of 7

Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Alpha 1 Biomedicals, Inc. (the "Company"), located at 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814.

Item 2.     Identity and Background

     The name and business  address of the person filing this statement is Allan
L. Goldstein, c/o Alpha 1 Biomedicals, Inc., 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814. Dr. Goldstein is the President and Chief Executive Officer of the Company, at the address stated above, and a Professor and Chairman of the Department of Biochemistry and Microbiology at The George Washington University School of Medicine and Health Sciences. During the last five years, Dr. Goldstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Dr. Goldstein is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Dr. Goldstein has acquired beneficial ownership of 2,342,491 shares of Common Stock as follows:

     (i) Dr. Goldstein is a party to a Consulting Agreement with the Company, dated August 16, 1999, pursuant to which Dr. Goldstein and three other persons render financial and business consulting services and advice to the Company and are managing the Company's affairs on an interim basis. As part of the compensation paid to him for his services under the Consulting Agreement, Dr. Goldstein was granted on August 16, 1999 an immediately exercisable ten-year option (the "Option") to purchase 1,875,000 shares of the Company Common Stock at an exercise price of $0.04 per share, the fair market value per share on that date. On February 3, 2000, Dr. Goldstein exercised the Option in full. The Company accepted from Dr. Goldstein as payment of the $75,000 exercise price a promissory note payable to the Company (the "Note") in the amount of $75,000 accruing interest at 6.09% per annum and payable quarterly for 36 months beginning June 1, 2000. Pursuant to the Stock Pledge and Security Agreement, dated February 18, 2000, between Dr. Goldstein and the Company (the "Pledge Agreement"), the Note is secured by the 1,875,000 shares of Company Common Stock issued to Dr. Goldstein upon exercise of the Option;

     (ii) 374,285 shares purchased from time to time prior to August 16, 1999 using personal funds; and

     (iii) 93,206 shares purchased from time to time prior to August 16, 1999 using personal funds and held in the name of Dr. Goldstein's wife.


                                     3 of 7

Item 4.     Purpose of Transaction

     The Option was granted to Dr. Goldstein as compensation for his services under the Consulting Agreement, and exercised by him for investment purposes. Dr. Goldstein may from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As a director and President and Chief Executive Officer of the Company, Dr. Goldstein may explore potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     Dr. Goldstein and the other consultants under the Consulting Agreement recommended that the Board adopt amendments to the Company's certificate of incorporation to increase the number of authorized shares of Common Stock from 20,000,000 to 100,000,000 and to change the Company's corporate name; these amendments were approved by the Board on August 10, 2000, with Dr. Goldstein as a director voting in favor of both amendments, and will be submitted to the Company's stockholders for their approval at an annual meeting of stockholders to be held on December 15, 2000 (the "Meeting"). Dr. Goldstein and the other consultants also recommended that the Board adopt a 2000 Stock Option and Incentive Plan providing for the grant of options covering up to 1,000,000 shares of Common Stock; the plan was approved by the Board on August 10, 2000, with Dr. Goldstein as a director voting in favor of the plan, and will be submitted to the Company's stockholders for their approval at the Meeting.

     Except as noted above, Dr. Goldstein has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                                     4 of 7

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Common Stock beneficially owned by Dr. Goldstein as of the date of this filing is 2,342,491 shares, representing approximately 12.03% of the shares of Common Stock currently outstanding. Dr. Goldstein has sole voting and dispositive powers over 2,249,285 of these shares. The remaining 93,206 shares are held by Dr. Goldstein's wife with respect to which Dr. Goldstein shares voting and dispositive powers.

     Mrs. Goldstein's address is c/o Alpha 1 Biomedicals, Inc., 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814. During the last five years, Mrs. Goldstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mrs. Goldstein is a citizen of the United States of America.

     During the 60-day period prior to the date of this filing, Dr. and Mrs. Goldstein did not effect any transactions in the Common Stock.

     No person other than Dr. Goldstein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Dr. Goldstein, except the 93,206 shares held by Dr. Goldstein's wife and the 1,875,000 shares acquired by Dr. Goldstein upon exercise of the Option, as explained below.

     Under the Pledge Agreement, Dr. Goldstein has pledged as collateral for repayment of the Note the 1,875,000 shares acquired by him upon exercise of the Option. The Pledge Agreement provides that Dr. Goldstein will not be entitled to receive cash dividends paid on the pledged shares if he defaults on his obligation to repay the Note or if certain other events of default under the Pledge Agreement occur and continue. All non-cash dividends on the pledged shares are considered collateral securing the Note and must be held in trust for the benefit of the Company. Dr. Goldstein may not sell any of the pledged shares without the Company's consent, and any proceeds from sales constitute collateral under the Pledge Agreement.


                                     5 of 7

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

     Other than the Consulting Agreement, the Note and the Pledge Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Goldstein and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

         Exhibit 1: Promissory Note, dated February 3, 2000, payable by Allan L. Goldstein to the Company.

         Exhibit 2: Stock Pledge and Security Agreement, dated February 18, 2000, between Allan L. Goldstein and the Company.







                                     6 of 7

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 7, 2000             /s/ Allan L. Goldstein
      -------------------          ------------------------
                                   Allan L. Goldstein

                                   EXHIBIT 1

                                 PROMISSORY NOTE


$ 75,000.00                                                   Bethesda, Maryland
                                                                February 3, 2000


         FOR VALUE RECEIVED, I, ALLAN L. GOLDSTEIN (the "Borrower"), promise to pay to the order of ALPHA 1 BIOMEDICALS, INC., a Delaware corporation, its successors and assigns (the "Lender"), the Principal Amount of Seventy-five Thousand Dollars ($75,000.00) (the "Principal Amount"), together with interest thereon at the rate hereinafter provided, in accordance with the following terms and provisions:

         1. Stock Pledge and Security Agreement. This Note is subject to the terms and conditions of the Stock Pledge and Security Agreement of even date herewith by and among the Lender and the Borrower (the "Stock Pledge and Security Agreement"), as may from time to time be extended, amended, restated, supplemented or otherwise modified. The term "Financing Documents" as used in this Note shall mean collectively this Note, the Stock Pledge and Security Agreement and any other instrument, agreement, or document previously, simultaneously, or hereafter executed and delivered by the Borrower and/or any other person, singularly or jointly with any other person, evidencing, securing, guaranteeing, or in connection with this Note and/or the Stock Pledge and Security Agreement.

         2. Interest. Amounts outstanding hereunder shall bear interest during the term hereof at the annual rate equal to Six and 9/100 Percent (6.09%).

         3. Payments and Maturity. Interest only shall be due and payable quarterly beginning on June 1, 2000, and on the first day of every third (3rd) month thereafter until the Principal Amount is paid in full. The unpaid Principal Amount, together with all accrued and unpaid interest thereon shall be due and payable in full three (3) years from the date hereof.

         4. Prepayments. The Borrowers shall have the right to prepay all or a portion of the unpaid Principal Amount at any time without penalty.

         5. Default Interest. Upon the occurrence of an Event of Default (as hereinafter defined), the unpaid Principal Amount shall bear interest thereafter at an annual rate equal to the maximum interest rate allowable by applicable law (the "Default Rate") until such Event of Default is cured.

         6. Application and Place of Payments. All payments hereunder shall be applied first to the payment of any costs of collection then due hereunder, second to the payment of accrued and unpaid interest then due hereunder, and the remainder, if any, shall be applied to the unpaid Principal Amount. All payments on account of this Note shall be paid in lawful money of the United States of America in immediately available funds at the principal office of the Lender or at such other place as the Lender may at any time and from time to time designate in writing to the Borrower.

         7. Security. This Note is secured by the collateral described in the Stock Pledge and Security Agreement.

         8. Events of Default. The occurrence of any one or more of the following events shall constitute an event of default (individually, an "Event of Default" and collectively, the "Events of Default") under the terms of this
Note:

                  (a) the failure of the Borrower to pay to the Lender within five (5) days of when due any and all amounts payable by the Borrower to the Lender under the terms of this Note;

                  (b) if a petition in bankruptcy is filed by the Borrower under the U.S. Bankruptcy Code, as amended, or under any other insolvency law or laws providing for the relief of debtors;

                  (c) if the Borrower becomes insolvent or executes a general assignment for the benefit of creditors or if any appointment is made of a receiver or trustee for the property of the Borrower;

                  (d) if a petition is filed against the Borrower under the U.S. Bankruptcy Code, as amended, and is not dismissed within ninety (90) days of filing; or

                  (e) the occurrence of an event of default which remains uncured beyond any applicable grace or cure period under the terms and conditions of any of the other Financing Documents.

         9. Remedies. Upon the occurrence of an Event of Default, at the option of the Lender, all amounts payable by the Borrower to the Lender under the terms of this Note shall immediately become due and payable by the Borrower to the Lender without further notice to the Borrower, or any other person, and the Lender shall have all of the rights, powers, and remedies available under the terms of this Note, any of the other Financing Documents and all applicable laws. The Borrower hereby severally waive presentment, protest and demand, notice of protest, notice of demand and of dishonor and non-payment of this Note and expressly agree that this Note or any payment hereunder may be extended from time to time without in any way affecting the liability of the Borrower. The holder hereof shall have the right to recover its damages hereunder only as provided in Article VI of the Stock Pledge and Security Agreement. The rights of the Lender hereunder in the Event of Default are without recourse against the Borrower, and the Lender's sole source for the recovery of its damages hereunder shall be the collateral securing the repayment of this Note, as provided in the Stock Pledge and Security Agreement.

         10. Expenses. Subject to the provisions of Paragraph 9 above, the Borrower promises to pay to the Lender on demand by the Lender all costs and expenses incurred by the Lender after an Event of Default in connection with the collection and enforcement of this Note, including, without limitation, reasonable attorneys' fees and expenses and all court costs.

         11. Notices. Any notice, request, or demand to or upon the Borrower or the Lender shall be deemed to have been properly given or made when delivered in accordance with the notice provisions of the Stock Pledge and Security Agreement.

         12. Miscellaneous. Each right, power, and remedy of the Lender as provided for in this Note or any of the other Financing Documents, or now or hereafter existing under any applicable law or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Note or any of the other Financing Documents or now or hereafter existing under any applicable law, and the exercise or beginning of the exercise by the Lender of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by the Lender of any or all such other rights, powers, or remedies. No failure or delay by the Lender to insist upon the strict performance of any term, condition, covenant, or agreement of this Note or any of the other Financing Documents, or to exercise any right, power, or remedy consequent upon a breach thereof, shall constitute a waiver of any such term, condition, covenant, or agreement or of any such breach, or preclude the Lender from exercising any such right, power, or remedy at a later time or times. By accepting payment after the due date of any amount payable under the terms of this Note, the Lender shall not be deemed to waive the right either to require prompt payment when due of all other amounts payable under the terms of this Note or to declare an Event of Default for the failure to effect such prompt payment of any such other amount. No course of dealing or conduct shall be effective to amend, modify, waive, release, or change any provisions of this Note.

         13. Partial Invalidity. In the event any provision of this Note (or any part of any provision) is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note; but this Note shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had not been contained in this Note, but only to the extent it is invalid, illegal, or unenforceable.

         14. Captions. The captions herein set forth are for convenience only and shall not be deemed to define, limit, or describe the scope or intent of this Note.

         15. Applicable Law. The Borrower acknowledges and agrees that this Note shall be governed by the laws of the State of Maryland, without regard to its choice of law rules, even though, for the convenience and at the request of the Borrower, this Note may be executed elsewhere.

         16. Prior Payment Set Aside. The Borrower agrees that, if any payment made by the Borrower or any other person is applied to this Note and is at any time annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any property hereafter securing this Note is required to be refunded or repaid, or the proceeds of any property hereafter securing this Note is required to be returned by the Lender to the Borrower, its estate, trustee, receiver or any other party, including, without imitation, the Borrower, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment the Borrower's liability hereunder (and any lien, security interest or other collateral securing such liability) shall be and remain in full force and effect as fully as if such payment had never been made, or, if prior thereto any such lien, security interest or other collateral hereafter securing the Borrower's liability hereunder shall have been released or terminated by virtue of such cancellation or surrender, this Note (and such lien, security interest or other collateral) shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Borrower in respect of the amount of such payment (or any lien, security interest or other collateral securing such obligation).

         17. Liabilities Unconditional. The obligations of the Borrower under this Note shall be absolute, irrevocable and unconditional, and shall remain in full force and effect until the outstanding principal of and interest on this Note and all other obligations or amounts due hereunder and under the Stock Pledge and Security Agreement shall have been indefeasibly paid in full in accordance with their respective terms and this Note shall have been canceled.

         18. WAIVER OF TRIAL BY JURY. THE BORROWER AND THE LENDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH THE BORROWER AND THE LENDER MAY BE PARTIES, ARISING OUT OF OR IN ANY WAY PERTAINING TO (A) THIS NOTE, OR (B) THE FINANCING DOCUMENTS. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS NOTE. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY THE BORROWER, AND THE BORROWER HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER FURTHER REPRESENTS THAT HE HAS BEEN REPRESENTED IN THE SIGNING OF THIS NOTE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF HIS OWN FREE WILL, AND THAT HE HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.


         IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note under seal as of the day and year first written above.


WITNESS:


/s/ Brian L. Alpert                          /s/ Allan L. Goldstein       (SEAL)
-------------------                          -----------------------------------
                                              Allan L. Goldstein

                           )
District of Columbia       )        ss:
                           )

     I HEREBY CERTIFY that on this 18th day of February, 2000, before me, the subscriber, a Notary Public in and for the jurisdiction aforesaid, personally appeared ALLAN L. GOLDSTEIN, who is known (or satisfactorily proven) to me to be the person whose name is subscribed to the foregoing instrument and acknowledged that he freely and voluntarily executed the same for the purposes therein.

         WITNESS my hand and notarial seal.
                                                    /s/ Noemi C. Taylor
                                                  ------------------------------
                                                         NOTARY PUBLIC

                         Noemi C. Taylor
                         Notary Public District Columbia
My Commission Expires:   12/14/2004

                                   EXHIBIT 2

                       STOCK PLEDGE AND SECURITY AGREEMENT

     THIS STOCK PLEDGE AND SECURITY AGREEMENT (this "Agreement") is made this 18th day of February, 2000, by and between ALLAN L. GOLDSTEIN (the "Pledgor") and ALPHA 1 BIOMEDICALS, INC., a Delaware corporation (the "Lender").

                                    RECITALS

     The Lender has approved the acceptance of payment for the exercise by the Pledgor of his option to purchase 1,875,000 shares of the common stock of the Lender at an exercise price of $0.04 per share in the form of a note payable in the amount of $75,000.00 to the Lender, provided that the Pledgor grant to the Lender a continuing security interest in and to the Collateral (as hereafter defined) to secure the payment of the Obligations (as hereinafter defined); and

     The Pledgor did, on February 3, 2000, exercise his option to purchase 1,875,000 shares of the common stock of the Lender at an exercise price of $0.04 per share and pay the exercise price by delivering his promissory note in the amount of $75,000.00 to the Lender.

     NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and the Lender agree as follows:

                                    ARTICLE I
                      DEFINITIONS AND RULES OF CONSTRUCTION

     1.01. Definitions. The terms defined in the Preamble shall have the respective meanings specified therein, and the following terms shall have the following meanings:

     "Collateral" has the meaning set forth in Section 2.01.

     "Default" has the meaning set forth in Article V.

     "Enforcement Costs" means any and all funds, costs, expenses and charges of any nature whatsoever (including, without limitation, reasonable attorney's fees and expenses) advanced, paid or incurred by or on behalf of the Lender under or in connection with the enforcement of this Agreement, including, without limitation, (a) the compliance of the Pledgor with any covenant, warranty, representation or agreement of the Pledgor made in or pursuant to this Agreement or any of the other Financing Documents, (b) the collection or enforcement of any of the Obligations, this Agreement and any of the other Financing Documents, and (c) the exercise, preservation, maintenance, protection, operation, management, collection, sale or other disposition of, or realization upon, all or any part of the Collateral, the Security Interest and the rights and remedies of the Lender hereunder, under the other Financing Documents, under applicable law or otherwise.

     "Event of Default" means an event which, with the giving of notice or the lapse of time, or both, could or would constitute a Default under the provisions of this Agreement.

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     "Financing  Documents" means collectively this Agreement,  the Note and any other instrument, document or agreement previously, simultaneously or hereafter executed and delivered by the Pledgor and/or any other person, singularly or jointly with any other person, evidencing, securing, guaranteeing or in connection with the Note and/or this Agreement.

     "Note" means that certain promissory note of even date herewith made by the Pledgor in favor of the Lender.

     "Obligations" means collectively the obligations of the Pledgor under the Financing Documents.

     "Pledged Stock" has the meaning set forth in Section 2.01.

     "Security Interests" means the security interests in the Collateral granted hereunder.

     "UCC" means the Uniform Commercial Code as in effect from time to time in the State of Maryland.

     1.02. Rules of Construction. Unless otherwise defined herein and unless the context otherwise requires, all terms used herein which are defined by the UCC shall have the same meanings assigned to them by the UCC unless and to the extent varied by this Agreement. The words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are references to sections or subsections of, or schedules or exhibits to, as the case may be, this Agreement unless otherwise specified. As used herein, the singular number shall include the plural, the plural the singular, and the use of the masculine, feminine or neuter gender shall include all genders, as the context may require.

                                   ARTICLE II
                                 THE COLLATERAL

     2.01. The Pledge. In order to secure the full and punctual payment of the Obligations in accordance with the terms thereof, and to secure the performance of this Agreement and the other Financing Documents, the Pledgor hereby transfers, pledges, assigns, sets over, delivers and grants to the Lender a continuing lien and security interest in and to all of the following property of the Pledgor, both now owned and existing and hereafter created, acquired and arising (all being collectively referred to as the "Collateral") and all right, title and interest of the Pledgor in and to the Collateral:

                  (a) Pledged Stock, Etc. (i) One Million Eight Hundred Seventy-five Thousand (1,875,000) shares of the common stock of the Lender (the "Pledged Stock"), (ii) any certificates representing or evidencing the Pledged Stock, (iii) subject to Section 2.05 below, all payments of principal or interest, dividends, cash, income, profits, instruments, securities and other property from

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time to time  received,  receivable or otherwise  distributed  in respect of, in exchange for or upon conversion of the Pledged Stock, and (iv) subject to the provisions of Section 2.05 hereof, any and all voting and other rights, powers and privileges accruing or incidental to an owner of the Pledged Stock and the other property referred to in subclauses (i) through (iii) of this Section 2.01(a); and

                  (b) Proceeds. All cash and non-cash proceeds and products of the Collateral.

     2.02. Security Interests as Security Only. The Security Interests are granted as security only and shall not subject the Lender to transfer taxes, fees or similar assessments or in any way affect or modify any obligation or liability of the Pledgor with respect to any of the Collateral or any transaction in connection therewith.

     2.03. Delivery, Etc. The Pledgor shall deliver or promptly cause to be delivered to the Lender (a) all certificates representing or evidencing the Pledged Stock which shall be accompanied by undated and irrevocable stock powers duly executed in blank by the Pledgor, and (b) all other property, instruments and papers comprising, representing or evidencing the Collateral or any part thereof accompanied by proper instruments of assignment or endorsement duly executed by the Pledgor.

     2.04. Record Owner of Stock Collateral. The Lender shall have the right in its sole and absolute discretion to hold any stock certificates, notes, instruments or securities now or hereafter included in the Collateral in its own name, the name of its nominee or the name of the Pledgor. The Pledgor will promptly give to the Lender copies of any notices or other communications received by it with respect to Pledged Stock registered in the name of the Pledgor.

     2.05. Voting Rights; Dividends and Interest; etc.

           (a) Unless and until an Event of Default shall have occurred and is continuing:

                   (i) The Pledgor shall be entitled to exercise any and all voting and other rights, powers and privileges accruing to an owner of the Pledged Stock or any part thereof for any purpose consistent with the terms of this Agreement and the other Financing Documents; provided, however, that such action would not materially and adversely affect the rights inuring to a holder of the Pledged Stock or materially and adversely affect the rights and remedies of the Lender under this Agreement or the ability of the Lender to exercise the same.

                   (ii) The Lender shall execute and deliver to the Pledgor, or cause to be executed and delivered to the Pledgor, all such proxies, powers of attorney and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights, powers and privileges which he is entitled to exercise pursuant to subparagraph (i) of this Section 2.05(a).


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                           (iii) The  Pledgor  shall be  entitled to receive and
retain any and all cash
dividends paid on the Pledged Stock to the extent and only to the extent that such cash dividends are permitted by, and otherwise paid in accordance with, the terms and conditions of applicable laws. All noncash dividends and dividends paid or payable in cash or otherwise in connection with a partial or total liquidation or dissolution of the issuer of the Pledged Stock, and all other distributions (other than pursuant to the first sentence of this clause) made on or in respect of Pledged Stock, whether paid or payable in cash or otherwise, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of the Pledged Stock or received in exchange for Pledged Stock or any part thereof, or in redemption thereof, as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral, and, if received by the Pledgor, shall not be commingled by the Pledgor with any of his other funds or property but shall be held separate and apart therefrom in trust for the benefit of the Lender and shall be forthwith delivered to the Lender in the same form as so received (with any necessary endorsement reasonably required by the Lender).

                  (b) Upon the occurrence and during the continuance of an Event of Default, all rights of the Pledgor to dividends and other distributions which the Pledgor is authorized to receive pursuant to Section 2.05 (a)(iii) hereof shall cease, and all such rights shall thereupon become vested in the Lender, which shall have the sole and exclusive right and authority to receive and retain such dividends and other distributions. All dividends and other distributions which are received by the Pledgor contrary to the provisions of this Section 2.05(b) shall be received and held in trust by the Pledgor for the benefit of the Lender, the Pledgor shall segregate such dividends and other distributions from other property or funds of the Pledgor, and the Pledgor shall immediately deliver such dividends and other distributions to the Lender in the same form as so received (with any necessary endorsement reasonably required by the Lender). Any and all money and other property paid over to or received by the Lender pursuant to the provisions of this Section 2.05(b) shall be retained by the Lender in an account to be established by the Lender upon receipt of such money or other property and shall be applied to the Obligations in accordance with the provisions of this Agreement.

                  (c) Upon the occurrence and during the continuance of an Event of Default, all rights of the Pledgor to exercise the voting and other rights, powers and privileges which it is entitled to exercise pursuant to Section 2.05(a)(i) hereof shall cease, and all such rights, powers and privileges shall thereupon become vested in the Lender, which shall have the sole and exclusive right and authority to exercise such voting and other rights, powers and privileges.

     2.06. Release of Pledged Stock and other Collateral. When all of the Obligations have been indefeasibly paid in full and no commitments therefor are outstanding, the Lender will reassign and deliver to the Pledgor, against receipt, all of the Collateral as is then being held by the Lender (if any) and not sold or otherwise applied by the Lender pursuant to the terms hereof. Any such reassignment shall be without recourse to or warranty by the Lender at the expense of the Pledgor.


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                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE PLEDGOR

     3.01. Representations and Warranties of the Pledgor. The Pledgor represents and warrants to the Lender that the following statements are true, correct and complete:

                  (a) Title and Authority: The Pledgor is the owner of the Collateral and has good and marketable title to the Collateral free and clear of any liens, claims or encumbrances (other than as created by this Agreement). The Pledgor has full power and authority to grant the Security Interests to the Lender in the Collateral pursuant hereto and to execute, deliver and perform his obligations in accordance with the terms of this Agreement without the consent or approval of any person, natural or legal, other than any consent or approval which has been obtained.

                  (b) No Restriction of Rights. The Pledgor is not and will not become party to or otherwise bound by any agreement, other than this Agreement, which restricts in any manner the rights of any present or future holder of any of the Pledged Stock.

                  (c) Validity, Perfection and Priority of Security Interest. By virtue of the execution and delivery of this Agreement and upon delivery to the Lender of the Pledged Stock (or certificates, instruments or other papers representing or evidencing the Pledged Stock) in accordance with the provisions of this Agreement, the Lender will have a valid and perfected security interest in and to the Pledged Stock subject to no prior or other security interests or other liens. No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution and delivery of this Agreement or necessary for the validity or enforceability of this Agreement or for the perfection of the Security Interests.

                  (d) Survival. All representations and warranties contained in or made under or in connection with this Agreement (a) shall survive the execution, delivery and performance of this Agreement, and (b) shall be true, correct and complete at all times during which any of the Obligations (or commitments therefor) are outstanding with the same effect as if such representations and warranties had been made at such times.

                                   ARTICLE IV
                              COVENANTS OF PLEDGOR

     4.01. Covenants of the Pledgor. The Pledgor covenants and agrees with the Lender as follows:

                  (a) Title, Liens and Taxes. The Pledgor shall, at his cost and expense, take any and all actions necessary to defend his title to the Collateral against all persons and to defend the Security Interests and the priority (or intended priority) thereof, against any adverse lien of any nature whatsoever. Except to the extent contested in good faith, the Pledgor will pay all taxes and

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assessments  levied  or  placed  on the  Collateral  prior to the date  when any interest or penalty would accrue for the nonpayment thereof.

                  (b) Further Assurances. The Pledgor shall, from time to time, at his expense, execute, deliver, acknowledge and cause to be duly filed, recorded or registered any statement, assignment, endorsement, instrument, paper, agreement or other document and take any other action that from time to time may be necessary or desirable, or that the Lender may reasonably request, in order to create, preserve, continue, perfect, confirm or validate the Security Interests or to enable the Lender to obtain the full benefits of this Agreement or to exercise and enforce any of its rights, powers and remedies hereunder. The Pledgor shall pay all costs of, and incidental to, the filing, recording or registration of any such documents as well as any recordation, transfer or other tax required to be paid in connection with any such filing, recordation or registration. The Pledgor hereby covenants to hold harmless and indemnify the Lender from and against any liability resulting from the failure to pay any required documentary stamps, recordation and transfer taxes and recording costs incurred by the Lender in connection with this Agreement, and such covenant shall survive the termination of this Agreement and the payment of all other Obligations. The Pledgor agrees that a carbon, photographic, photostatic or other reproduction of this Agreement or of a financing statement signed by the Pledgor in connection with this Agreement shall be sufficient as a financing statement.

                  (c) Care and Protection of Collateral. The Pledgor shall promptly notify the Lender of any event causing deterioration, loss or depreciation in value of any substantial portion of the Collateral and the amount of such loss or depreciation. The Pledgor shall perform, observe and comply with all of the terms and provisions to be performed, observed or complied with by it under each contract, agreement or obligation relating to the Collateral. The Lender shall have no duty, and the Pledgor hereby releases the Lender from all claims for loss or damage caused by the failure of the Lender, to collect, protect, preserve or enforce any of the Collateral or preserve rights against account debtors and prior parties to the Collateral.

                  (d) Sale of Collateral and Additional Shares. Without the prior written consent of the Lender, the Pledgor will not sell, lease, assign, transfer, dispose of, pledge or grant or permit a lien to exist on or any interest in the Collateral.

                                    ARTICLE V
                                     DEFAULT

     5.01. Events of Default. The occurrence of any one or more of the following events shall constitute a default under the provisions of this Agreement, and the term "Default" shall mean, whenever it is used in this Agreement, any one or more of the following events:

            (a) Failure to Pay Obligations When Due. The failure of the Pledgor to pay any of the Obligations as and when due and payable in accordance with the provisions of any of the Financing Documents after giving effect to any applicable cure or grace periods;

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                  (b) Failure to Perform Other  Obligations.  The failure of the
Pledgor to perform, observe or comply with any of the non-monetary Obligations and other provisions of this Agreement and such failure is not cured to the satisfaction of the Lender within a period of thirty (30) days after the date the Pledgor receives written notice thereof;

                  (c) Breach of Representations and Warranties. If any representation and warranty contained herein or any statement or representation made in any certificate or any other information at any time given by or on behalf of the Pledgor or furnished in connection with this Agreement or any of the other Financing Documents shall prove to be false or incorrect in any material respect on the date as of which made, and any such representation or warranty which, in the reasonable opinion of the Lender is capable of being cured, is not cured to the satisfaction of the Lender within ten (10) days after the date the Pledgor receives written notice thereof;

                  (d) Default under Other Financing Documents. The failure of the Pledgor to perform, observe or comply with any of the provisions of any of the Financing Documents (other than this Agreement) to which the Pledgor is a party and such failure is not cured within applicable cure or grace periods, if any.

                                   ARTICLE VI
                               RIGHTS AND REMEDIES

         6.01. Rights and Remedies of the Lender. Upon and after the occurrence of any Event of Default, the Lender may, without notice or demand other than expressly provided for under the provisions of this Agreement, exercise in any jurisdiction in which enforcement hereof is sought, the following rights and remedies, which shall be the exclusive rights and remedies available to the Lender, it being the express intent of the Lender and the Borrower that the rights and remedies of the Lender hereunder in the Event of Default are without recourse against the Borrower and that the Lender's sole source for the recovery of its damages hereunder shall be the Collateral:

                  (a) The Lender may sell the Collateral, or any part thereof, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery as the Lender shall deem appropriate, and at such price or prices satisfactory to the Lender; or

                  (b) The Lender may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver.

         6.02. Sale of Collateral. If the Lender chooses to sell the Collateral, then the Lender shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers of any of the Collateral to persons who will represent and agree that they are purchasing the Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Lender shall have the right to assign, transfer

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and deliver to the purchaser or purchasers  thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of the Pledgor, and the Pledgor hereby waives all rights of redemption, stay, valuation and appraisal which the Pledgor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. The Lender shall give the Pledgor ten (10) days written notice (which the Pledgor agrees is reasonable notice within the meaning of the UCC) of the Lender's intention to make any sale or other disposition of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale, in the case of a sale at a broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange and, in the case of a private sale or other disposition, shall state the date after which such sale or other disposition may be made. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Lenders may fix and state in the notice of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Lender may (in its sole and absolute discretion) determine. The Lender shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Lender may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Lender until the sale price is paid in full by the purchaser or purchasers thereof, but the Lender shall not incur any liability in case any such purchaser or purchasers shall fail to pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. At any public sale made pursuant to this Section 6.02 the Lender may bid for or purchase, free from any right of redemption, stay or appraisal on the part of the Pledgor (all of such rights being also hereby waived and released by the Pledgor), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to the Lender from the Pledgor as a credit against the purchase price, and the Lender may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to the Pledgor therefor. For purposes hereof, a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof and the Lender shall be free to carry out such sale pursuant to such agreement and the Pledgor shall not be entitled to
the  return  of  the  Collateral  or  any  portion  thereof   subject   thereto,
notwithstanding the fact that after the Lender shall have entered into such an agreement all Events of Default or Defaults shall have been remedied and the obligations paid in full. The Pledgor acknowledges that compliance with applicable federal and state securities laws (including, without limitation, the Securities Act of 1933, as amended, Blue Sky or other state securities laws or similar laws now or hereafter existing analogous in purpose or effect) might strictly limit or restrict the course of conduct of the Lender if the Lender were to attempt to sell or otherwise dispose of all or any part of the Collateral which is comprised of securities, and might also limit or restrict the extent to which or the manner in which any subsequent transferee of any such securities could sell or dispose of the same. Without limiting their generality, the foregoing provisions would apply if, for example, the Lender were to place all or any part of such securities for private placement by an investment

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banking firm, or if such  investment  banking firm  purchased all or any part of such securities for its own account, or if the Lender placed all or any part of such securities privately with a purchaser or purchasers.

     6.03. Pledgor's Covenants in the Event of a Sale of Collateral. In conjunction with any sale of all or any part of the Collateral which is comprised of securities, the Pledgor (i) will, at any time and from time to time, upon the request of the Lender, use his best efforts to take or cause the issuer of such securities to take such action and prepare, distribute and/or file such documents and papers, as are required or advisable in the opinion of the Lender and/or his or her counsel to permit the sale of such securities whether at public sale, private sale or otherwise; (ii) will use his best efforts to qualify, file or register, or cause the issuer of such securities to qualify, file or register, any of such securities under federal and state securities laws and regulations (including, without limitation, the Securities Act of 1933, as amended, the rules and regulations of the Securities and Exchange Commission and state Blue Sky or other securities laws) as may be requested by the Lender, and to keep effective, or cause to be kept effective, all such qualifications, filings or registrations; (iii) agrees to hold harmless, indemnify and defend the Lender and any underwriter from and against all loss, liability, expenses, costs, fees, disbursements (including, without limitation, the fees and disbursements of the Lender's legal counsel) and claims which may be incurred insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading but except to the extent that any such loss, liability, expense or claim may have been caused by any untrue statement or omission based upon information furnished in writing to the Pledgor or the issuer of such securities by the Lender or any underwriter expressly for use therein; (iv) will bear all costs and expenses of carrying out its obligations under this subsection which shall be a part of the Enforcement Costs and the Obligations secured hereby; and (v) acknowledges that there is no adequate remedy at law for the failure by the Pledgor to comply with the provisions of this subsection and that such failure would not be adequately compensable in damages, and therefore agrees that the covenants of the Pledgor herein contained may be specifically enforced.

     6.04. Application of Proceeds. The proceeds of collection, sale or other disposition of all or any part of the Collateral coming in the Lender's possession may be applied by the Lender to any of the Obligations, whether matured or unmatured, in such order and manner as the Lender may determine in its sole discretion.

     6.05. No Waiver, Etc. No failure or delay by the Lender to insist upon the strict performance of any term, condition, covenant or agreement of this Agreement or of the other Financing Documents, or to exercise any right, power or remedy consequent upon a breach thereof, shall constitute a waiver of any such term, condition, covenant or agreement or of any such breach, or preclude the Lender from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Agreement or under any of the other Financing Documents, the Lender shall not be deemed to waive the right either to require

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



prompt payment when due of all other amounts payable under this Agreement or under any of the other Financing Documents, or to declare a Default for failure to effect such prompt payment of any such other amount. The payment by the Pledgor or any other and the acceptance by the Lender or any other amount due and payable under the provisions of the Agreement or the other Financing Documents at any time during which a Default exists shall not in any way or manner be construed as a waiver of such Default by the Lender or preclude the Lender from exercising any right of power or remedy consequent upon such Default.

                                   ARTICLE VII
                                  MISCELLANEOUS

     7.01. Course of Dealing: Amendment. No course of dealing between the Lender and the Pledgor shall be effective to amend, modify or change any provision of this Agreement or the other Financing Documents. The Lender shall have the right at all times to enforce the provisions of this Agreement and the other Financing Documents in strict accordance with the provisions hereof and thereof, notwithstanding any conduct or custom on the part of the Lender in refraining from so doing at any time or times. The failure of the Lender at any time or times to enforce its rights under such provisions strictly in accordance with the same, shall not be construed as having created a custom in any way or manner contrary to specific provisions of this Agreement or the other Financing Documents or as having in any way or manner modified or waived the same. This Agreement may not be amended, modified, or changed in any respect except by an agreement, in writing, signed by the Lender and the Pledgor.

     7.02. Waiver of Default. The Lender may, at any time and from time to time, execute and deliver to the Pledgor a written instrument waiving, on such terms and conditions as the Lender may specify in such written instrument, any of the requirements of this Agreement or any Event of Default or Default and its consequences; provided, however, that any such waiver shall be for such period and subject to such conditions as shall be specified in any such instrument. In the case of any such waiver, the Pledgor and the Lender shall be restored to their former positions prior to such Event or Default or Default and shall have the same rights as they had hereunder. No such waiver shall extend to any subsequent or other Event of Default or Default, or impair any right consequent thereto and shall be effective only in the specific instance and for the specific purpose for which given.

     7.03. Security Interest Absolute. All rights and remedies of the Lender hereunder and under applicable laws, the Security Interest and all agreements and obligations of the Pledgor hereunder shall be absolute and unconditional irrespective of, and shall not be released, discharged, impaired or affected by
(a) any lack of validity or  enforceability  of any of the Financing  Documents;
(b) any change in the amount of any or all of the Obligations or any change in the time, manner or place of payment of any or all of the Obligations or any change of any other provisions or term of any or all of the Obligations; (c) any amendment to, or modification or waiver of, consent to, or departure from, any of the provisions of the Financing Documents; (d) any exchange, substitution, release, addition or non-perfection of any collateral and security for any of the Obligations; (e) the release of, in whole or in part, any person, including, without limitation, the Pledgor, obligated or liable for the payment of all or any part of the Obligations or any attempt, pursuit, enforcement or exhaustion of any rights or remedies the Lender may have against any such person or against any collateral and security for any or all of the Obligations; (f) the failure, omission, lack of diligence or delay by the Lender to exercise or enforce any rights and remedies it may have under the Financing Documents or applicable laws; and (g) any other event or circumstance which might otherwise constitute a legal or equitable discharge, release or defense of the Pledgor or of the Collateral.

     7.04 Notices. All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (i) when personally delivered, (ii) upon receipt of a telephonic facsimile transmission with a confirmed telephonic transmission answer back, (iii) three (3) days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, or (iv) one (1) business day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns at the following addresses (or at such other address or number as is given in writing by either party to the other) as follows:

                           Pledgor:         Allan L. Goldstein
                                            800 25th Street, N.W., Apt. 1005
                                            Washington, D.C. 20037
                                            Fax: (202)

                           Lender:          Alpha 1 Biomedicals, Inc.
                                            3 Bethesda Metro Center
                                            Suite 700
                                            Bethesda, Maryland 20814
                                            Fax: (301) 961-1991

     7.05. Performance for Pledgor. The Pledgor hereby appoints the Lender as the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument which the Lender may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Lender shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in the Lender's name or in the name of the Pledgor twenty four (24) hours after notice to the Pledgor, (a) to ask for, demand, sue for, collect, receive, receipt and give acquittance for any and all moneys due or to become due and under and by virtue of any Collateral; (b) to endorse checks, drafts, orders and other instruments for the payment of money payable to the Pledgor representing any interest, dividend or other distribution payable in respect of the Collateral or any part thereof or on account thereof; (c) to give full discharge for all or any part of the Collateral; (d) to settle, compromise, prosecute or defend any action, claim or proceeding with respect to all or any part of the Collateral; (e) to sell, assign, endorse, pledge, transfer and make any agreement respecting all or any part of the Collateral; or (f) otherwise deal with all or any part of the Collateral as though the Lender were the absolute owner thereof; provided, however, that nothing herein contained shall be construed as requiring or obligating the Lender to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Lender, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or become due in respect thereof or any property covered thereby, and no action taken by the Lender or omitted to be taken with respect to the Collateral or any part thereof shall give rise to any defense, counterclaim or offset in favor of the Pledgor or to any claim or action against the Lender.

     7.06. Severability. If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Lender in order to carry out the intentions of the parties hereto as nearly as may be possible; (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction; and (c) the parties hereto shall endeavor in good faith negotiations to replace the invalid or unenforceable provisions with valid and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid or unenforceable provisions.

     7.07. Assignment. The Lender may, without notice to, or consent of, the Pledgor, sell, assign or transfer to any person or persons all or any part of the Obligations, and in the event of any such assignment, the Security Interests and rights and remedies of the Lender hereunder shall extend to, and vest in, any such assignee or assignees who shall have the right to enforce the provisions of this Agreement as fully as the Lender, provided that the Lender shall continue to have the unimpaired right to enforce the provisions of this Agreement as to so much of the Obligations that it has not sold, assigned or transferred. The Pledgor will fully cooperate with the Lender in connection with any such assignment and will execute and deliver such consents and acceptances to any such assignment and amendments to this Agreement in order to effect any such assignment (including, without limitation, the appointment of the Lender as agent for itself and all assignees).

     7.08. Survival. All representations, warranties and covenants contained among the provisions of this Agreement shall survive the execution and delivery of this Agreement and all other Financing Documents.

     7.09. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Pledgor and the Lender and their respective personal representatives, successors and assigns, except that the Pledgor shall not have the right to assign his rights hereunder or any interest herein without the prior written consent of the Lender.

     7.10 Continuing Agreement. This Agreement and the Security Interests shall be continuing and binding on the Pledgor regardless of how long before or after the date hereof any of the Obligations were or are incurred. This Agreement and the Security Interests shall terminate when all of the Obligations have been indefeasibly paid in full and no commitments therefor are outstanding.

     7.11. Applicable Law. This Agreement and the rights and obligations of the parties hereunder shall be construed and interpreted in accordance with the laws of the State of Maryland, both in interpretation and performance, without regard to its choice of law rules.

         7.12. Heading. Article and Section headings in this Agreement are included herein for convenience of reference only, shall not constitute a part of this Agreement for any other purpose and shall not be deemed to affect the meaning or construction of any of the provisions hereof.


            (The remainder of this page is intentionally left blank.)

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement under seal as of the day and year first written above.

                                        THE PLEDGOR:



                                        /s/ Allan L. Goldstein            (SEAL)
                                        ---------------------------------------
                                        Allan L. Goldstein



                                        THE LENDER:

                                        Alpha 1 Biomedicals, Inc.



                                        By: Albert Rosenfeld
                                            -----------------------------------
                                           Albert Rosenfeld,
                                           Secretary-Treasurer



                           )
District of Columbia       )        ss:
                           )

     I HEREBY CERTIFY that on this 18th day of February, 2000, before me, the subscriber, a Notary Public in and for the jurisdiction aforesaid, personally appeared ALLAN L. GOLDSTEIN who is known (or satisfactorily proven) to me to be the person whose name is subscribed to the foregoing instrument and acknowledged that he freely and voluntarily executed the same for the purposes therein.

         WITNESS my hand and notarial seal.

                                                      /s/ Noemi C. Taylor
                                                  ------------------------------
                                                         NOTARY PUBLIC

                         Noemi C. Taylor
                         Notary Public District Columbia
My Commission Expires:   12/14/2004


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